1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Alexander C. Karampatsos

Alexander.Karampatsos@dechert.com +1 202 261 3402 Direct

December 5, 2025

VIA EDGAR CORRESPONDENCE

Kalkidan Ezra

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. Ezra:

We are writing in response to comments you provided telephonically to Alice A. Pellegrino, Candace McConnell, Emily Towill, and me on December 2, 2025 with respect to your review of the Registrant’s Post-Effective Amendment No. 52, filed on September 18, 2025, relating to Hartford Equity Premium Income ETF (the “Fund”), a new series of the Registrant (the “Registration Statement”). On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please complete all bracketed and missing information in the Registration Statement.

Response:	The disclosure has been revised accordingly.

2.	Comment:	With respect to the third sentence of the Fund’s “Principal Investment Strategy” section, please consider using a term other than “diversified.”

Response:	The Fund has removed the word “diversified” from that sentence.

3.	Comment:	With respect to the second paragraph of the Fund’s “Principal Investment Strategy” section, please supplementally explain how the Fund determines whether to write call options on the Underlying ETF or the Underlying Index.

Response:	The Fund will determine whether to write call options on the Underlying ETF or the Underlying Index based on the judgment of the Fund’s portfolio managers about a variety of factors, such as the relative attractiveness of the investment opportunity for the Fund.

4.	Comment:	With respect to the third paragraph of the Fund’s “Principal Investment Strategy” section, please consider revising the disclosure to state whether the Fund’s sub-adviser considers the increased transaction costs associated with writing more frequent, short-dated call options.

Response:	The Fund has revised the fifth paragraph of the Fund’s “Additional Information Regarding Investment Strategies and Risks” section as follows:

“The sub-adviser, Wellington Management, seeks to identify companies with improving quality and attractive fundamentals by using a disciplined valuation framework that has the potential to lead to more predictable and consistent excess returns. The team applies robust portfolio construction to focus risk on stock selection and manage costs. The sub-adviser expects to write more frequent, short-dated call options. In writing such call options, the sub-adviser will consider a range of factors, including associated transaction costs.”

5.	Comment:	With respect to “Call Option Writing Risk” in the Fund’s “Principal Risks” section, please consider adding a standalone risk factor referencing uncovered option writing or consider bolding the text.

Response:	The Fund has revised the fourth paragraph of “Call Option Writing Risk” in the Fund’s “Principal Risks” section as follows:

“There are special risks associated with uncovered option writing that expose the Fund to potentially significant loss. As the seller of an uncovered call option, the Fund bears unlimited risk of loss should the price of the underlying security increase above the exercise price until the Fund covers its exposure. Uncovered call options have speculative characteristics and are riskier than covered call options because there is no underlying instrument held by the Fund that can act as a partial hedge. In cases of uncovered calls being exercised, the Fund must purchase the underlying instrument to meet its call obligations and thus the necessary instruments may be unavailable for purchase.”

Should you have any questions, please feel free to contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Alice A. Pellegrino
John V. O’Hanlon
Adam T. Teufel